UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

Clever Leaves Holdings Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
186760104
(Cusip Number)
December 18, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 20 Pages

Exhibit Index Found on Page 19

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Neem Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 2 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 3 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 4 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 5 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Richard B. Fried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 6 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS David T. Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 7 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Michael G. Linn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 8 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 9 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 10 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS William Seybold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 11 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 12 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS John R. Warren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 13 of 20 Pages

13G

CUSIP No. 186760104

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 2,478,079 Shares (as defined in Item 2), which is 9.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,478,079[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,478,079[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,079[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 1,217,826 Shares into which Non-Voting Common Shares are not currently convertible due to the Beneficial Ownership Limitation (as defined below). See the Preliminary Note.

Page 14 of 20 Pages

Preliminary Note:

As of the date of this report, Neem Holdings, LLC holds an aggregate of: (i) 2,478,079 Shares (as defined in Item 2 below); and (ii) 1,217,826 shares of non-voting common stock of the Company (“Non-Voting Shares”), each of which is convertible by its holder, subject to the terms thereof, into one Share.

Non-Voting Shares may not be converted to the extent that, after giving effect to such conversion, the converting holder (together with its affiliates and certain other persons) would beneficially own more than 9.99% of the Shares then issued and outstanding (the “Beneficial Ownership Limitation”). As of the date of this report, due to the Beneficial Ownership Limitation, none of the 1,217,826 Non-Voting Shares held by Neem Holdings, LLC are convertible. Accordingly, the beneficial ownership calculations set forth in this report exclude the aggregate 1,217,826 Shares issuable upon conversion of such 1,217,826 Non-Voting Shares.

Capitalized terms used in this Preliminary Note without definitions have the meanings ascribed to them below.

Item 1.	Issuer

(a)       Name of Issuer:

Clever Leaves Holdings Inc. (the “Company”)

(b)       Address of Issuer’s Principal Executive Offices:

489 Fifth Avenue, 27th Floor

New York, New York 10017

Item 2.	Identity and Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to shares of common stock, without par value (the “Shares”), of the Company. The CUSIP number of the Shares is 186760104.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by Neem Holdings, LLC, Farallon Capital Management, L.L.C. and the Farallon Individual Reporting Persons (as defined below), all of whom together are referred to herein as the “Reporting Persons.”

Neem

(i)	Neem Holdings, LLC, a Delaware limited liability company (“Neem”), with respect to the Shares held by it;

Page 15 of 20 Pages

The Management Company

(ii)	Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), which is the manager of Neem, with respect to the Shares held by Neem.

The Farallon Individual Reporting Persons

(iii)	The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Management Company, with respect to the Shares held by Neem: Philip D. Dreyfuss (“Dreyfuss”), Michael B. Fisch (“Fisch”), Richard B. Fried (“Fried”), David T. Kim (“Kim”), Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), William Seybold (“Seybold”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”).

Dreyfuss, Fisch, Fried, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

The citizenship of each of Neem and the Management Company is set forth above. Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States. Spokes is a citizen of the United Kingdom. The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

Not applicable.

Item 4.	Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for Neem are owned directly by Neem. The Management Company, as the manager of Neem, may be deemed to be a beneficial owner of such Shares held by Neem. Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Management Company, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares owned by Neem. Each of the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Page 16 of 20 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 17 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2020

/s/ Michael B. Fisch
FARALLON CAPITAL MANAGEMENT, L.L.C.
On its own behalf and
As the Manager of
NEEM HOLDINGS, LLC
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dreyfuss, Fried, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly authorizing Fisch to sign and file this Schedule 13G on his behalf, which were filed as exhibits to the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2020 by such Reporting Persons with respect to the Common Stock of Broadmark Realty Capital Inc., are hereby incorporated by reference.

Page 18 of 20 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 19 of 20 Pages

EXHIBIT 1

to

SCHEDULE 13G

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: December 31, 2020

/s/ Michael B. Fisch
FARALLON CAPITAL MANAGEMENT, L.L.C.
On its own behalf and
As the Manager of
NEEM HOLDINGS, LLC
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

Page 20 of 20 Pages